March 9, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. H. Christopher Owings, Assistant Director

Re:	Innovo Group Inc. Response to Comment Letter dated February 27, 2007
Dear Mr. Owings:
Innovo Group Inc., a Delaware corporation (the “Company” or “Innovo Group”), hereby submits the responses set forth below to your Comment Letter to the Company dated February 27, 2007 (the “Comment Letter”) pertaining to the following filings:
1.	Innovo Group Inc. Response Letter Dated January 16, 2007; and

2.	Form 10-K for the Fiscal Year Ended November 26, 2005 filed on February 9, 2006; and
In addition, Innovo Group will submit for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR any revisions necessary to the above mentioned after we have fully addressed all of your comments. The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.
Form 10-K for the fiscal year ended November 26, 2005
Consolidated Financial Statements
Note 3. Discontinued Operations, page F-13
1. We considered your response to comment number two in our letter dated December 22, 2006. However, it appears to us that the marketing and sale of craft and accessory consumer products to your customers, as opposed to the disposition of assets pursuant to a definitive purchase agreement, would be considered transactions in the ordinary course of business. As such and given that the disposition of assets involved a business that was significant we continue to believe that you are required to file a Form 8-K. Please do so or explain to us in further detail why the disposition of the assets of your craft and accessories business in an asset purchase transaction is in the ordinary course of business.

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com

Response: After further consideration of the points raised above, we will file an amendment to our Current Report on Form 8-K previously filed on May 18, 2005 announcing the sale of certain assets of our craft and accessories subsidiary to include the information required by Items 2.01 and 9.01 on or before Wednesday, March 14, 2007.
We thank you in advance to your time and attention to this response letter. Should you have any additional questions and/or need additional information please contact me at 323-837-3703 or our counsel Erica McGrady Johnson at Akin Gump Strauss Hauer & Feld LLP at 202-887-4327.
Sincerely,
Innovo Group Inc.
/s/ Marc Crossman
Marc Crossman
CEO, President and CFO

cc:	Erica McGrady Johnson, Esq., Akin Gump Strauss Hauer & Feld LLP Kelly Tien, Ernst & Young LLP

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com